Exhibit A-4

CAPITAL STRUCTURE OF PACIFICORP GROUP COMPANIES

AT September 30, 2003

PACIFICORP

CONSOLIDATED

	($) In millions	(%) of total capitalization

Short-term Debt (1)	$333.5	4.6%

Long-term Debt	3,570.5	49.2%

Preferred Stock Subject to mandatory Redemption	60.0	.8%

Preferred securities of Trusts	—	0.0%

Preferred Stock	41.3	0.0%

Minority Interest	21.0	0.3%

Common Stock Equity	3,237.1	44.6%

Total	$7,263.4	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.